SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

July 23, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No   ☒

Announcement of LM Ericsson Telephone Company, dated July 23, 2010 regarding “ST-Ericsson reports second quarter 2010 financial results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President Corporate Communications

Date: July 23, 2010

Press Release July 22, 2010

ST-Ericsson reports second quarter 2010 financial results

•	Net sales $544 million; 10% sequential decrease

•	Adjusted operating loss1) $118 million

•	Restructuring plans on track

Geneva, Switzerland, July 22, 2010 – ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the second fiscal quarter ending June 26, 2010.

President and CEO, Gilles Delfassy, commented: “Our performance in the quarter was the result of both lower sales and our continued tight control of costs. Our restructuring plans are fully on track and we managed to mitigate the impact of the lower level of revenues in the quarter on our operating loss.

“Our sales in the quarter continued to reflect the impact of our ongoing portfolio transition, combined with weaker-than-expected performance in Asia and some supply limitations. We are, however, encouraged by the progress made by the new portfolio with our customers. Our smartphone platform family has achieved design wins for multiple models with four customers, and we continue to see good traction for our high-value entry and modem portfolio.

“The transformation of our company is under way and, although we haven’t captured the benefits yet, we are convinced we are on the right track and we are fully determined to complete the process that we have started.”

Second quarter 2010 financial highlights (unaudited)

$ million	Q2 2010	Q1 2010	Q2 2009
Income Statement
NET SALES	544	606	666
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(118)	(114)	(165)
– amortization of acquisition-related intangibles	(25)	(24)	(24)
– restructuring charges	(5)	(27)	(35)
OPERATING INCOME / (LOSS) as reported	(148)	(164)	(224)
NET INCOME / (LOSS)	(139)	(154)	(213)

Press Release July 22, 2010

Net sales decreased by 10 percent sequentially, reflecting the continued portfolio transition, a weaker-than-expected performance in Asia and some supply limitations, which were only partially offset by a positive performance by certain EDGE products.

The operating loss increased sequentially by $4 million; the impact of the lower level of revenues was mitigated by the positive effects of the cost savings generated in the quarter.

Inventory increased by $32 million, reaching $262 million at the end of the second quarter, reflecting the lower than expected level of sales in some product families.

Net cash2) was $43 million at the end of the second quarter of 2010. During the quarter the company sold trade receivables without recourse, of which $67 million were outstanding at the end of the quarter. The cash outflow was due to the operating loss and payments related to the restructuring.

Update on restructuring plans

The restructuring plans, respectively, of $230 million, announced on April 29, 2009, and of $115 million, announced on December 3, 2009, are on track. The $230 million plan was completed with 87 percent of the savings realized at the end of the second quarter, and the full effects are expected to come through in the third quarter. The $115 million restructuring plan is expected to start contributing savings from the third quarter of 2010.

Outlook

The company expects net sales to be slightly up sequentially.

Highlights – products, technology and wins

Two leading handset manufacturers chose ST-Ericsson’s solution for entry phones, the E49xx. Samsung selected ST-Ericsson’s multimedia EDGE platform, the E4908, to underpin its Champ (GT-C3300K) touch screen handset, which was launched in June in Africa, the Middle East, Latin America, Asia and Europe. The E4908 is a cost effective and highly integrated single-chip platform designed for high-value entry devices, equipped with excellent multimedia and connectivity features, such as a touch screen, a camera, a video player, full speed USB, stereo Bluetooth® and FM radio.

Press Release July 22, 2010

ST-Ericsson launched the feature-rich mobile internet platform, the T6718, which enables the development of cost-effective and power-efficient multimedia TD-HSPA handsets aimed at the Chinese market.

In April, the company announced it has expanded its x500 family of smartphone platforms, which includes the U8500 and U5500, to enable device manufacturers to quickly develop a range of smartphones covering different price points and supporting different access technologies. The platforms use a new, power-efficient, dual-core architecture designed for advanced handsets with open operating systems, high-end multimedia features and long battery lives.

ST-Ericsson’s smartphone-for-all solution, the U6715, has been selected by four customers in Asia. Some of the customers are using the U6715 solution in multiple models.

ST-Ericsson’s connectivity portfolio is gaining further momentum in Asia. The company’s connectivity products have been adopted by two customers as part of the complete U8500 smartphone platform.

During the quarter, ST-Ericsson also achieved multiple design wins for its advanced modem solutions – the M570, supporting HSPA+, and the M720, supporting LTE. It announced a partnership with Sagem Wireless for the commercial launch of multimode LTE/HSPA+ products during 2010.

Nokia recently awarded ST-Ericsson a number of design-wins, selecting its HSPA+ and LTE modem solutions for new products, as well as new design wins related to the U8500 solution.

2009 Financial results appendix (unaudited)

$ million	Q1 2009 ACTUAL	Q1 2009 PRO-FORMA3)	Q2 2009	Q3 2009	Q4 2009
Income Statement
NET SALES	391	562	666	728	740
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(78)	(149)	(165)	(77)	(50)
– amortization of acquisition-related intangibles	(20)	(30)	(24)	(25)	(27)
– restructuring charges	0	0	(35)	(19)	(62)
OPERATING INCOME / (LOSS) as reported	(98)	(179)	(224)	(121)	(139)
NET INCOME / (LOSS)	(89)	NA	(213)	(112)	(125)

Press Release July 22, 2010

Footnotes

1) The adjusted operating loss is defined as the operating loss reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.

2) Net cash is defined as cash and cash equivalents, marketable securities, short term deposits less total debt.

3) The unaudited pro-forma results are presented as if the ST-Ericsson joint venture had been created on January 1, 2009 and incorporates the results of ST-Ericsson and predecessors (ST-NXP Wireless and Ericsson Mobile Platforms) beginning on that date (while effectively it started operations on February 2nd, 2009). Such results are presented for information purposes only and are not indicative of the results of operations that would have been achieved had the acquisition taken place as of January 1, 2009.

Notes to editors

ST-Ericsson invites analysts and investors to a conference call scheduled on July 23 at 4:45pm CET (10:45am US Eastern Time). Call-in numbers, a live webcast of the conference call, as well as supporting slides, will be available at www.stericsson.com/investors/investors.jsp.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and ST-Ericsson’s products and technologies enable more than half of all phones in use today. The company generated pro-forma sales of about $2.7 billion in 2009. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland. More information about ST-Ericsson is available at www.stericsson.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications & Media Relations	Investor & Analyst Relations
Claudia Levo, Geneva, Switzerland	Fabrizio Rossini, Geneva, Switzerland
Jana Mancova, Geneva, Switzerland
Phone: +41 22 930 2733	Phone: +41 22 929 6973
Email: media.relations@stericsson.com	Email: investor.relations@stericsson.com
Kristina Embring Klang, Lund, Sweden
Phone: +46 10 713 5058
Email: media.relations@stericsson.com

Press Release July 22, 2010

Ericsson Investor Relations	STMicroelectronics Investor Relations
Andreas Hedemyr, Stockholm, Sweden	Tait Sorensen, Phoenix AZ, US
Phone: +46 10 714 3748	Phone: +1 602 485 2064
Susanne Andersson, Stockholm, Sweden	Celine Berthier, Geneva, Switzerland
Phone: +46 10 719 4631	Phone: +41 22 929 5812
E-mail: investor.relations@ericsson.com	Email: investors@st.com

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.